Filed by LW EV Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Harley Davidson, Inc.

AEA-Bridges Impact Corp.

Commission File No. 001-09183

AEA-Bridges CNBC “Squawk on the Street” Transcript 12.13.21

Morgan Brennan, CNBC: Welcome back to “Squawk on the Street.” Shares of Harley-Davidson surging this morning, up about 14%, announcing that its LiveWire division will become the first publicly traded EV motorcycle company in the U.S. This will be under the ticker symbol “LVW”. LiveWire is merging with AEA-Bridges Impact Corp. This is an ESG-focused SPAC, giving it a pro forma enterprise value of about $1.8 billion. Joining us now, first on CNBC, is Harley-Davidson CEO and Chairmain, Jochen Zietz. Jochen, great to have you on the show. I should note you’re also going to be acting CEO for up to two years after this deal closes, of LiveWire as well. LiveWire has been in the works at Harley-Davidson for about a decade, so why are we seeing this deal happen now and why are you doing it via SPAC?

Jochen Zeitz, Chairman, President and CEO of Harley-Davidson: Hi Morgan. Well, it’s a great opportunity. This is really a win-win-win for everybody involved. We have great partners in this transaction with ABIC and with KYMCO, and of course Harley-Davidson in the background that will help support for LiveWire to really become the leading electric motorcycle brand in the world. I’ve been involved in this process for 10 years, I’ve actually been on the Board, I set up the sustainability committee for Harley-Davidson, and pushing really hard to think long-term and think electrification. So, after having been given the opportunity to become the CEO, I’ve put that on the fast lane, and electrification is part of the Harley-Davidson Hardwire strategy, and through LiveWire we can really spearhead the electrification of the sport, and that’s why taking the final ultimate step to spin it off is just the logical thing to do now.

Morgan Brennan, CNBC: You came on as CEO of Harley-Davidson back in 2019 in the midst of a struggling secular decline that we’re seeing not only at Harley but across the broader motorcycle industry right now, is that core ridership has continued to decline. You’ve propelled this multi-year turnaround strategy that’s called Hardwire as well so, to be able to stand LiveWire up on its own as a stand-alone brand and merge it with a SPAC, what does that enable not just for LiveWire, but for Harley as well?

Jochen Zeitz, Chairman, President and CEO of Harley-Davidson: Every crisis is an opportunity. I really saw a huge opportunity, especially in a time when people were locked down at home and just wanted to get out and ride. And we see a great surge in new riders coming into the sport, riders also getting onto their bike and riding, so there’s a great opportunity. Harley has had very special moments in its history and this is one of these special moments and a true opportunity in a horrific crisis. And I believe that the strategy we have for Harley-Davidson will benefit because eventually, we will also electrify Harley-Davidson. But LiveWire will spearhead that development through innovative technology and focusing more on the urban consumer, and then bringing the technology back into Harley is obviously a key objective. Therefore, it is accretive, it’s positive, why we have huge potential still for Harley-Davidson as a brand and as a company. This will be one of the key strategic elements that will help us to achieve our ultimate goals.

Morgan Brennan, CNBC: So would this enable that Hardwire turnaround strategy to achieve its results faster than previously forecast?

Jochen Zeitz, Chairman, President and CEO of Harley-Davidson: Well, it’s one of the six key elements and everything’s on the fast lane right now. So electrification is critical, it’s a long-term goal for Harley-Davidson, but we still have tremendous opportunity with our core existing business – whether that’s with motorcycles, whether it’s adjacent businesses like general merchandise, parts and accessories, we see great opportunity for the brand that is based on adventure and freedom, and we see good growth opportunities in the coming years that we will tap into.

Morgan Brennan, CNBC: You mentioned the urban rider, I mean, we know that core baby boomer rider for the classic Harley brand. What does the core ridership look like for an EV brand?

Jochen Zeitz, Chairman, President and CEO of Harley-Davidson: It’s certainly a new generation of riders. That is not to say that Harley is not really targeting its product also to a new target audience. We’ve just launched this year our Sportster S and our Pan America. We became market leader in the adventure touring segment in the U.S. overnight, so there’s great opportunity to expand to various customer profiles all the way from our traditional core customers also to new customer groups that we’re targeting. But for LiveWire and electric, it’s a new set of consumers that have a different expectation in terms of the technology, in terms of the feel and look, and that’s what we’re really targeting with LiveWire.

Morgan Brennan, CNBC: Yeah, and it looks like the EV ramp is going to be pretty dramatic over the next couple of years. $33 million in revenue for LiveWire this year up to $1.8 billion and potentially profitability in 2026. How does that take place over the years between?

Jochen Zeitz, Chairman, President and CEO of Harley-Davidson: Well, it’s not going to be linear of course, and a lot will depend on when we launch new product into the market. With LiveWire, we have a terrific product but we’re also planning to launch new products into the market based on our new ARROW technology, so there’s lots of opportunity there to grow the business. And if you look at the overall adoption rate, we see that increasing dramatically over the next few years. Adoption for EV, infrastructure’s being built, order is helping us and the technology is getting there as well. Exciting product, better infrastructure and of course incentives will also help to fuel the EV growth.

Morgan Brennan, CNBC: How many EV models do you plan to develop? How quickly will they roll out? And what does the pricing look like?

Jochen Zeitz, Chairman, President and CEO of Harley-Davidson: I will hold that answer until early next year, but we have several platforms that we are developing over the next five years and we will hope to have some news about that early next year. But right now, LiveWire’s our one model. I’ve actually prototyped and tried our next model already, it’s an amazing product and coming to you soon.

Morgan Brennan, CNBC: OK, well we’ll keep an eye out for that. In the meantime, more broadly, I just want to get your take on what you’re seeing in terms of the supply chain right now? Harley, like so many other companies across so many industries, has been affected, it has not been immune to some of the materials costs, to some of the parts and supply shortages we’ve seen as well. What are you seeing? How are you navigating that into 2022? Any signs that it’s subsiding?

Jochen Zeitz, Chairman, President and CEO of Harley-Davidson: I would say, probably we can be hopeful for the second half of next year. We still see challenges going into the next year that are not going away. I think the team has done an extraordinary job to minimize, we actually didn’t have any blackouts, we had some brownouts, but to really keep at it and get the products to our customers. We’ve done as good as we could and compared to our competition, I think actually a lot better. But this is not going to go away, it’s a daily battle, but we are I think well placed to take up the challenge.

Morgan Brennan, CNBC: Jochen Zeitz, thanks for joining us here on CNBC on the heels of this news, the CEO and Chairman of Harley Davidson.

Jochen Zeitz, Chairman, President and CEO of Harley-Davidson: Thank you.